Exhibit 99.1

Quarterly Report

First Quarter 2007

Cinram Reports First Quarter 2007 Results
DVD Unit Volume Up Nine Per Cent
(All figures in U.S. dollars unless otherwise indicated)

Cinram International Income Fund (“Cinram” or the “Fund”) (TSX: CRW.UN) reported first quarter revenue of $443.9 million compared with $447.8 million in 2006, and earnings before interest, taxes and amortization (EBITA1) of $69.6 million compared with $72.0 million in the first quarter of 2006. Cash flow from operations increased to $119.4 million in the first quarter of 2007 from
$83.8 million in the comparable 2006 period.

“First quarter DVD unit volumes were in line with our expectations and were indicative of our customers’ healthy release schedules and the overall strength of the market for DVDs,” said Cinram chief executive officer Dave Rubenstein. “Cinram’s first quarter DVD unit volumes were up nine per cent over 2006; however, the positive impact of this increase was offset by lower prices, a decline in our printing business and lower CD volume during the period.”

As a percentage of consolidated sales, first quarter EBITA margins were in line with 2006 at 16 per cent. Excluding unusual items, EBITA decreased to $70.6 million from $81.7 million in 2006, and margins declined to 16 per cent from 18 per cent in 2006. Cinram’s first quarter 2007 EBITA included $1.0 million of charges related to the February consolidation of distribution and certain warehousing and packaging departments within existing facilities in the United States. By comparison, 2006 first quarter EBITA included charges of $9.7 million primarily related to one-time transaction costs associated with the income trust conversion and facility restructuring charges for the closure of our Commerce, California, facility and CD operations in Louviers, France.

In the first quarter, we generated distributable cash of $39.9 million and paid distributions of $40.7 million resulting in a payout ratio of 102 per cent. However, Cinram’s first quarter payout ratio is not indicative of our annual payout ratio as distributable cash varies by quarter in line with the seasonal fluctuations in our business.

Net earnings for the quarter decreased to $7.2 million or $0.12 per unit (basic) from $8.0 million or
$0.14 per share (basic) for the first quarter of 2006.

“We have made significant strides on the business development front since the beginning of the year, including the acquisition of Ditan Corporation,” added Rubenstein. “We are aggressively moving forward with our plans to leverage our core competencies and continue to pursue strategic initiatives that will be accretive to our unitholders and which will ensure the long-term growth of our company.”

On April 30, 2007, Cinram acquired substantially all of the assets of Ditan Corporation, the leading third-party interactive software and games distribution company in the United States, for $50 million in cash plus additional cash consideration upon the achievement of certain future performance metrics. The Ditan acquisition provides Cinram with a strategic entry point into the growing video game market as well as the opportunity to take advantage of a number of synergies in manufacturing and distribution.

Product revenue
First quarter DVD revenue was up seven per cent to $242.0 million from $225.5 million in 2006 as a result of a nine per cent increase in volume which was driven by a strong release slate for certain of our major customers, which was partially offset by price declines. Cinram also recorded first quarter high-definition disc revenue of $1.9 million.

	Three months ended March 31
(in thousands of US$)		2007		2006
DVD	$241,998	55%	$225,481	50%
High-definition	1,876	-	66	-
VHS	157	-	3,562	1%
CD	50,511	11%	65,698	15%
Printing	38,558	9%	41,975	10%
Distribution	77,009	17%	77,376	17%
Merchandising	29,235	7%	27,318	6%
Other	4,602	1%	6,351	1%
	$443,946	100%	$447,827	100%

CD revenue was down 23 per cent in the first quarter to $50.5 million from $65.7 million in 2006 on a 20 per cent decline in CD unit volumes, a portion of which was related to the closure of our CD manufacturing operations in France in early 2006. Printing revenue for the first quarter declined eight per cent to $38.6 million from $42.0 million in 2006 principally as a result of a change in product mix due to the decline in CD related printing business. We recorded distribution revenue of $77.0 million in the first quarter of 2007 compared with $77.4 million in 2006, and Giant Merchandising’s revenue was up seven per cent to $29.2 million from $27.3 million in 2006.

Geographic revenue
North American revenue was up two per cent to $333.0 million in the first quarter, compared with $327.0 million in 2006, principally as a result of higher DVD sales which were partially offset by lower CD and printing sales. North America accounted for 75 per cent of first quarter consolidated revenue compared with 73 per cent in 2006.

European revenue declined eight per cent in the first quarter of 2007 to $111.0 million from $120.8 million in 2006 due to a decrease in DVD and CD sales. First quarter European revenue represented 25 per cent of consolidated revenue compared with 27 per cent in the first quarter of 2006.

Other financial highlights
Gross profit for the quarter ended March 31, 2007, declined six per cent to $76.5 million from
$81.8 million in 2006. The favourable gross profit impact of increased DVD units during the quarter was more than offset by lower DVD pricing, product mix and a reduction in CD and printing sales. As a percentage of consolidated revenue, first quarter gross profit margins decreased to 17 per cent from 18 per cent in 2006. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to $35.3 million from $36.8 million in the first quarter of 2006.

Balance sheet and liquidity
Cinram’s cash and cash equivalent position increased to $197.3 million at quarter end from $152.7 million at December 31, 2006. With debt of $664.6 million, the Fund had a net debt position of $467.3 million at March 31, 2007, compared with a net debt position of $522.8 million at the end of 2006. Cinram’s $150-million revolving line of credit was not used in the first quarter and currently remains undrawn. Working capital decreased to $265.7 million at March 31, 2007, from $282.5 million at December 31, 2006, as we used funds for capital spending and debt repayments. Subsequent to quarter end, we used $50 million in cash to finance the acquisition of Ditan Corporation.

Distributions
The Fund paid distributions of $40.7 million in the first quarter. Cinram’s current annual distribution policy remains unchanged at C$3.25 per unit, to be paid in monthly distributions of C$0.2708 on or about the 15th day of the month to unitholders of record on the last business day of each previous month.

The Fund’s Trustees declared a cash distribution of C$0.2708 per unit for the month of May 2007, payable on June 15, 2007, to unitholders of record at the close of business on May 31, 2007. Cinram International Limited Partnership also declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of May 2007, payable on June 15, 2007, to unitholders of record at the close of business on May 31, 2007.

Unit repurchase program
Cinram received regulatory approval and satisfactory amendments to the Fund’s credit facilities on
March 30, 2007, enabling it to proceed with the normal course issuer bid (NCIB) that was first announced on March 5, 2007. Under the NCIB, Cinram may purchase up to a total of 5 million units (approximately 8% of the "public float") for cancellation through the facilities of the TSX during the 12-month period starting March 30, 2007. The actual number of units which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by Cinram’s management and in accordance with applicable securities legislation. To date, Cinram has not made any purchases under the NCIB as the Fund has been in a blackout period as prescribed by its corporate disclosure policy.

Unit data
For the three-month period ended March 31, 2007, the basic weighted average number of units/shares and exchangeable limited partnership units outstanding was 58.4 million compared with 57.3 million in the first quarter of 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

May 7, 2007
This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram International Inc.'s annual report for the year ended December 31, 2006, and its quarterly report for the three months ended March 31, 2006. Where reference is made to "we," "us," or the "Fund," it refers to Cinram International Income Fund and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

Forward-looking statements
Certain statements contained in this management’s discussion and analysis, and elsewhere in this quarterly report, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management’s discussion and analysis. For a complete list of risks and uncertainties, please consult Cinram’s annual report form filed with Canadian securities commissions, available on www.sedar.com.

The Fund disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Fund actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to the Fund.

Non-GAAP financial measures
EBITA1 is defined herein as earnings before interest expense, interest income, income taxes, foreign exchange gain/loss, amortization and write off of deferred financing fees, and is a measure that is commonly reported and widely used in the Fund’s industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP in the table below.

EBIT2 is defined herein as earnings before interest expense, interest income, income taxes and foreign exchange gain/loss, and is a measure that is commonly reported and widely used in the Company’s industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP in the table below.

We use EBIT and EBITA as benchmarks for measuring operating performance and for our credit facilities.
Reconciliation of EBITA and EBIT to net earnings

	Three months ended March 31
(unaudited, in thousands of U.S. dollars)	2007	2006
EBITA excluding unusual items	$70,601	$81,673
Unusual items	$1,020	9,665
EBITA[1]	$69,581	$72,008
Amortization of capital assets	$35,336	36,750
Amortization of intangible assets	$16,227	15,906
Amortization of deferred financing fees	-	1,507
EBIT[2]	$18,018	$17,845
Interest expense	12,557	11,737
Foreign exchange (gain) loss	(496)	(2,373)
Investment income	(1,615)	(855)
Income taxes	400	1,311
Net earnings	$7,172	$8,025

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

Distributable Cash
Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments. It is a measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure may not be comparable with other issuers and should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP.

The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business. The Fund believes this is the most meaningful presentation to the unitholders.

(unaudited, in thousands of U.S. dollars)	Three months ended March 31, 2007
Cash flow from operations	$119,408
Deduct changes in non-cash working capital	(61,957)
Adjusted cash flow from operations	$57,451
Less:
Capital expenditures	(13,969)
Debt repayments	(3,608)
Distributable cash	$39,874
Distributions declared	$40,722
Payout ratio	102%

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

1. ABOUT OUR BUSINESS

In May 2006, Cinram International Inc. converted from a corporate structure to an income trust structure through a plan of arrangement that was approved by shareholders on April 28, 2006. As a result of the recapitalization, shareholders exchanged their shares of Cinram International Inc. for units of Cinram International Income Fund (or in the case of electing shareholders, into units of the Cinram International Limited Partnership) on a one-for-one basis. The Fund’s units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. Cinram International Inc., an indirect wholly-owned subsidiary of Cinram International Income Fund, is one of the world’s largest providers of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram International Inc. manufactures and distributes pre-recorded DVDs, audio CDs, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

We operate four primary business segments: Home Video, CD, Printing, and Distribution. Our Home Video segment consists primarily of the replication of DVDs, including new releases and catalog titles. Our CD segment consists of the replication of audio CDs and CD-ROMs. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship, and order fulfillment services, primarily for our home video customers. Revenue from our remaining operations is included in “Other,” which is principally made up of Giant Merchandising Inc. (Giant), our screen-printing entertainment merchandising business. The Other segment also includes VHS video cassette and audio cassette duplication.

We currently have the capacity to manufacture approximately 1.9 billion DVDs and more than one billion CDs per year to service seasonal peaks in demand, which typically occur around the holiday shopping season. We only manufacture on firm orders from our customers, generally pursuant to multi-year contracts ranging from two to six years. As a result, we do not bear the risk of unsold products. Our major contracts are exclusive for particular territories, and frequently contain a market price test and most favoured nations clauses that may require us to lower our selling prices. Our products generally experience larger price declines in the early stages of their life cycles, from introduction to mass market adoption, at which point price declines are more gradual.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox), Metro-Goldwyn-Mayer Home Entertainment (MGM), Lionsgate, Alliance Atlantis and EMI Music Group.

2.	FIRST QUARTER 2007 PERFORMANCE

Consolidated revenue in the three months ended March 31, 2007, was down 1% to $443.9 million from $447.8 million in 2006 as the 7% increase in our DVD sales was offset by a 23% drop in CD sales and an 8% decline in printing sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

Key performance metrics
	Three months ended March 31
(in thousands of U.S. dollars, except per share/unit data)	2007	2006
Revenue	$443,946	$447,827
EBITA excluding unusual items	$70,601	$81,673
EBITA	$69,581	$72,008
EBIT	$18,018	$17,845
Net earnings	$7,172	$8,025
Basic earnings per share/unit	$0.12	$0.14
Diluted earnings per share/unit	$0.12	$0.14

EBITA for the quarter was down 3% to $69.6 million from $72.0 million in 2006, and EBITA margins as a percentage of consolidated revenue were in line with 2006 at 16%. The positive impact of the 9% increase in our DVD volumes was offset by lower DVD prices, a 20% decline in CD unit volumes, and lower printing revenue during the first quarter. To a lesser extent, EBITA was positively impacted by improved distribution margins and raw material cost savings relative to the first quarter of 2006.

Excluding unusual items, EBITA decreased to $70.6 million from $81.7 million in 2006, and margins declined to 16 per cent from 18 per cent in 2006.

For the three months ended March 31, 2007, we recorded charges of $1.0 million under unusual items that were included in EBITA. These charges related to the February relocation of distribution and certain warehousing and packaging departments from our Olyphant facility to our Aurora and Nashville facilities, where similar work was already being performed.

In first quarter of 2006, we recorded charges of $9.7 million for unusual items relating to one-time transaction costs associated with our income trust conversion and facility restructuring charges for the closure of our Commerce (California) facility and CD operations in Louviers (France). These charges also included a gain of $4.1 million related to the release of cumulative translation adjustments. To conform to the financial statements presentation we adopted in 2007, $2.4 million of the gain relating to inter-company foreign currency transactions was reclassified to foreign exchange gain in the consolidated statement of earnings.

Cinram’s annual and quarterly operating results vary significantly from period to period as a result of the timing and value of customer orders, fluctuations in materials and other costs, and the relative mix of value-added products and services. Our business is seasonal as a large portion of our revenue and earnings are recorded in the fourth quarter, since most large-scale home video release dates are clustered around the American Thanksgiving and Christmas holiday shopping seasons. The timing of the release schedule as well as the success of a few titles can play an important role in December re-order volumes and, in turn, influence our full-year results.

Summary of quarterly results
(in thousands of U.S. dollars)		Revenue		Net earnings (loss)
Quarter	2007	2006	2005	2007	2006	2005
First	$443,946	$447,827	$453,818	$7,172	$8,025	$4,075
Second		398,946	449,586		(67,298)	4,584
Third		477,152	544,651		15,366	35,543
Fourth		616,714	650,025		95,660	38,224
Year		$1,940,639	$2,098,080		$51,753	$82,426

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

(in U.S. dollars)	Basic earnings (loss) per share/unit			Diluted earnings (loss) per share/unit
Quarter	2007	2006	2005	2007	2006	2005
First	$0.12	$0.14	$0.07	$0.12	$0.14	$0.07
Second		(1.17)	0.08		(1.17)	0.08
Third		0.26	0.62		0.26	0.61
Fourth		1.64	0.67		1.64	0.67
Year		$0.89	$1.44		$0.89	$1.43

Over the last two years, the release schedule has become more compressed as the peaks in demand have risen while the seasonal troughs have widened. Although we have made significant investments to increase our DVD manufacturing and distribution services capacity to accommodate our growing customer base and handle peak demand, unanticipated changes, such as the rescheduling of a release date or the late arrival of content or assembly components, can disrupt our manufacturing schedule. This typically results in the need to outsource production to a third party to meet customer deliverables. We generate lower margins on units that are offloaded to third parties. Our results can also be hit-driven, based on the demand for our customers’ content. With our high customer concentration, we are dependent on our customers’ ability to capture and maintain their market share of consumer spending, especially in home video.

3.    SEGMENTED RESULTS

       3.1 Industry segments revenue
	Three months ended March 31
(in thousands of U.S. dollars)	2007		2006
Home Video	$243,874	55%	$225,547	50%
CD	50,511	11%	65,698	15%
Printing	38,558	9%	41,975	9%
Distribution	77,009	17%	77,376	17%
Other	33,994	8%	37,231	8%
Total	$443,946	100%	$447,827	100%

  3.1.1. Home Video
In the first quarter ended March 31, 2007, revenue from the Home Video segment increased 8% to $243.9 million from $225.5 million in 2006, and accounted for 55% of consolidated revenue, up from 50% in 2006.

DVD revenue for the quarter ended March 31, 2007, was up 7% to $242.0 million, compared with $225.5 million in 2006 as a result of higher unit shipments for some of our major customers.
We recorded $1.9 million of high definition DVD revenue in the first quarter of 2007. High-definition discs were commercially launched in June 2006.

  3.1.2. CD
Revenue from the CD segment (CD, CD-ROM) was down 23% in the first quarter to
$50.5 million from $65.7 million in 2006 due to a 20% drop in unit shipments in North America and Europe. The European decline was attributable in part to the closure of our CD manufacturing operations in Louviers, France, in early 2006. The CD segment represented 11% of consolidated sales in the first quarter ended March 31, 2007, compared with 15% in the comparable 2006 period.

   3.1.3. Printing
First quarter printing revenue declined 8% to $38.6 million from $42.0 million in 2006 as a result of the change in product mix due to the decline in CD related printing business. The

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

Printing segment accounted for 9% of consolidated sales in the first quarter of 2007, in line with the first quarter of 2006.

  3.1.4. Distribution
We recorded distribution revenue of $77.0 million in the first quarter compared with $77.4 million in 2006, and distribution accounted for 17% of consolidated revenue in the first quarter of 2007, in line with 2006.

   3.1.5. Other
Giant Merchandising generated revenue of $29.2 million in the first quarter, up 7% from $27.3 million in 2006. Revenue from other non-core activities decreased to $4.8 million in the first quarter from $9.9 million in 2006. These activities included VHS video cassettes, audio cassettes, authoring and other pre-production services, information technology, and the sale of components, stampers and digital linear tapes.

The Other segment represented 8% of consolidated first quarter revenue in line with 2006.

3.2. Geographic segments revenue
  3.2.1. North America
North American revenue was up 2% in the first quarter to $333.0 million from $327.0 million in 2006 principally due to an increase in DVD sales, partially offset by the decline in CD and printing sales.

First quarter North American DVD revenue was up 14% to $183.2 million from $160.1 million in 2006 driven by a strong release slate for most of our major customers which was partially offset by declining prices. Our high-definition disc sales increased to $1.5 million in North America from $0.1 million in the first quarter of 2006. North American CD sales fell 24% to $35.6 million from $46.8 million in the first quarter of 2006. First quarter printing revenue was down 8% to $38.5 million from $42.0 million in 2006, consistent with the change in product mix due to the decline in CD related printing business. Printing accounted for 12% of North American revenue in the first quarter of 2007, down from 13% in the first quarter of 2006. We recorded North American distribution revenue of $44.4 million in the first quarter of 2007 compared with $44.6 million in 2006.

Giant Merchandising generated revenue of $29.2 million in the first quarter, up 7% from $27.3 million in 2006. In the first quarter, we recorded revenue from non-core activities in North America of $0.6 million down from $6.1 million in 2006. These activities included VHS video cassettes, audio cassettes, authoring and other pre-production services, information technology, the sale of components, stampers and digital linear tapes.

North American revenue accounted for 75% of first quarter consolidated revenue in 2007 compared with 73% in 2006.

3.2.2 Europe
European revenue was down 8% in the first quarter of 2007 to $111.0 million from $120.8 million in 2006, principally as a result of lower DVD and CD revenue.

European DVD revenue decreased 10% in the first quarter of 2007 to $58.8 million from $65.4 million in 2006. We also recorded $0.4 million of high-definition disc revenue in the first quarter of 2007. CD revenue for the first quarter was down 21% to $15.0 million from $18.9 million in 2006, principally as a result of the closure of our CD manufacturing operations in Louviers, France, in early 2006. We recorded European distribution revenue $32.6 million in the first quarter of 2007 consistent with $32.8 million 2006. Other revenue from non-core activities increased to $4.2 million in the first quarter of 2007 from $3.7 million in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

As a percentage of consolidated sales, European revenue decreased to 25% from 27% in the first quarter of 2006.

4.	GROSS PROFIT

Gross profit for the first quarter ended March 31, 2007, decreased to $76.5 million from $81.8 million in the comparable 2006 period. The decrease in gross profit was principally attributable to lower DVD prices, lower CD sales, changing product mix and lower printing revenue. These declines were partially offset by raw material cost savings and distribution margin improvements. As a percentage of consolidated revenue, gross profit decreased to 17% from 18% in the corresponding 2006 period. Amortization expense from capital assets, which is included in the cost of goods sold, decreased to $35.3 million in the first quarter from $36.8 million in the comparable 2006 period.

5.	AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets of $16.2 million in the first quarter of 2007 compared with $15.9 million in the prior year. In addition, we recorded amortization of deferred financing fees of $1.5 million in the first quarter of 2006. Effective the 2007 first quarter, the Fund implemented the new accounting standards related to the financial instruments (see section 15 of the MD&A: New Accounting Standards). As a result, the Fund’s deferred finance fees are now reflected as a reduction to the long term debt balance. Accordingly, amortization of deferred finance fees is classified as a component of interest expense.

Customer supply agreements and cross-licensing agreements were acquired as part of the acquisition of certain of the assets of Time Warner Inc. in 2003. Customer supply agreements are being amortized on a straight-line basis over a period of six years, which represents the exclusive term in which Cinram will manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment Inc. in North America.

6.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to $41.3 million from $36.9 million in the first quarter of 2006 as we incurred consulting charges and increased advisory costs during the first quarter of 2007 relating to various projects. The first quarter of 2006 also included a credit to expenses of approximately $1.0 million resulting from a partial reversal of bonus accruals. As a percentage of consolidated revenues, selling, general and administrative expenses were 9% in the first quarter compared with 8% in 2006.

7.	UNUSUAL ITEMS

In February 2007, we finalized a plan to restructure our distribution and packaging operations in Olyphant, with an approximate cost of $1.0 million to be paid in early 2007. The restructuring involved the relocation of DVD distribution and packaging operations from Olyphant to our Nashville facility, and CD distribution from Olyphant to our Aurora distribution centre.

During the first quarter of 2006, we finalized an exit plan to shut down a CD and DVD manufacturing facility in Commerce (California) and we provided termination notices to approximately 350 employees. We incurred total costs of $3.4 million in conjunction with the plan, of which $3.0 million

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

was recorded in unusual items in our Home Video and CD segments in first quarter of 2006. As at March 31, 2007, $1.2 million relating to pension liabilities remained unpaid. Also during the first quarter of 2006, we finalized an exit plan to shut down the CD operations of our manufacturing facility in Louviers (France) that resulted in contractual severance, employee-related and other costs of $4.7 million which were recorded in the first quarter of 2006. Additional restructuring costs of $0.3 million were also recognized for other items in the first quarter of 2006.

To effect the reorganization into an income trust, we incurred an additional $3.5 million of transaction costs in the first quarter of 2006.

In addition, the Fund recorded a gain of $4.1 related to the release of cumulative translation adjustments in the first quarter of 2006. To order to conform to the financial statements presentation we adopted in 2007, $2.4 million of the gain relating to inter-company foreign currency transactions was reclassified to foreign exchange gain in the consolidated statement of earnings.

8.	INTEREST EXPENSE

Interest expense for the first quarter increased to $12.6 million compared with $11.7 million in the prior year first quarter, as the impact of higher interest rates was partially offset by a lower debt balance. Interest expense for the first quarter of 2007 included amortization of deferred financing fees of $0.3 million. The average interest rate on our long-term debt for the quarter was approximately 7.3% compared with approximately 6.5% in the first quarter of 2006.

During 2006, in connection with the conversion to an income trust, the previous credit facility was terminated and a five-year $825-million senior secured credit facility was executed. The credit facility consists of a $675-million term loan and a $150-million revolving credit facility. The interest rate spread on the new term loan is LIBOR plus 175 basis points, subject to leverage thresholds. During the first quarter of 2007, we amended certain provisions under the credit facility, primarily allowing for a buyback of units up to $100 million and increasing flexibility under certain financial covenants. Accordingly, the associated interest rate on borrowings increased from LIBOR plus 175 basis points to LIBOR plus 200 basis points.

9.	INCOME TAXES

Our effective tax rate for the first quarter of 2007 was 5.3% compared with 14.0% in the corresponding 2006 first quarter. The lower tax rate for 2007 is based on the Fund’s 2007 projected taxable income under the current income trust structure and is subject to significant fluctuation based on performance by country relative to projected levels. We reassess our effective tax rate on a quarterly basis based on updated internal projections.

10.  EARNINGS

We recorded net earnings for the first quarter of $7.2 million compared with $8.0 million in the first quarter of 2006 as lower revenue and gross profits were partially offset by lower taxes. On a per unit basis, we reported basic net earnings of $0.12 for the quarter ended March 31, 2007, compared with $0.14 per share in the comparable prior year period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

11.  LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash
	Three months ended March 31
(in thousands of U.S. dollars)	2007	2006
Cash flow from operating activities	$119,408	$83,797
Cash flow from financing activities	(46,820)	(43,504)
Cash flow from investing activities	(28,241)	(9,401)

We generated cash flow from operations of $119.4 million in the first quarter, compared with $83.8 million in the corresponding period last year on comparable earnings and increased non-cash working capital inflows that resulted from significant collection of December 2006 year-end receivable balances.

Cash outflows used in financing activities were $46.8 million in the first quarter mainly reflecting unit holder distributions paid during the period. This compares with outflows of $43.5 million in 2006 reflecting the debt repayments which occurred prior to the income trust conversion during the second quarter of 2006.

As of March 31, 2007, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) improved to $467.3 million, from $522.8 million at December 31, 2006.

We paid $14.0 million for capital assets in the first quarter of 2007, principally for standard DVD and high-definition disc equipment and for distribution, compared with $12.9 million in the comparable 2006 period.

At March 31, 2007, our cash balance was $197.3 million and we had total assets of $1.7 billion compared with $152.7 million and $1.8 billion, respectively, at December 31, 2006. The reduction in total assets was primarily attributable to lower accounts receivable as the corresponding cash inflow was used to settle accounts payable and accrued liabilities.

We anticipate that all capital spending and debt repayments for the foreseeable future will be financed with cash generated from operations, which will be supplemented, if and as necessary, by borrowing under our existing revolving credit facility. We also believe that outside sources for additional debt and equity financing will, if needed, be available to finance debt repayment, expansion projects and accretive acquisitions. The form of any financing will vary depending on prevailing market and other conditions. However, there can be no assurance that funds will be available on terms acceptable to Cinram.

Our contractual obligations are substantially the same as those disclosed in our 2006 annual report.

11.1 Units and distributions
At March 31, 2007, we had 57.3 million units issued and outstanding in addition to 1.1 million Exchangeable Limited Partnership Units issued and outstanding. The Fund also had 139,997 unit options outstanding at March 31, 2007, all of which were exercisable.

Subsequent to quarter end, Cinram’s Trustees declared a cash distribution of C$0.2708 per unit, payable on or about May 15, 2007, and June 15, 2007 to both unit holders and class B Limited Partnership unitholders of record at the close of business on April 30, 2007, and May 31, 2007, respectively.

In March 2007, the Fund’s Trustees authorized a normal course issuer bid (NCIB). Pursuant to the NCIB, the Fund may purchase up to a total of 5 million units for cancellation through the facilities of the Toronto Stock Exchange during the 12-month following March 30, 2007, at prevailing market prices. The actual number of units which may be purchased pursuant to the

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

NCIB and the timing of purchases will be dependent upon market conditions and other factors. As of the date of this MD&A, we had not purchased any units under the program as the Fund was in a blackout period as prescribed by our disclosure policy.

12.  RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and chief executive officer, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30-month consulting agreement with Philfam Investments, a corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Trustees and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1.2 million per annum, payable in equal quarterly instalments.

13.  SUBSEQUENT EVENT

On April 2, 2007, Cinram entered into an agreement to acquire Ditan Corporation, a privately held company that specializes in direct-to-store and third-party logistics for interactive software and games distribution in the United States. On April 30, 2007, we completed the acquisition of Ditan Corporation for $50 million in initial cash consideration, subject to working capital adjustments, plus additional cash consideration to be earned upon the achievement of certain future performance metrics.

14.	RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian Securities Commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

15.	NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007 the Fund has adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new handbook sections, which apply to fiscal years beginning on after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Prior period results are not required to be restated, except in connection with the presentation of the statement of comprehensive income for the prior period relating to the changes in the foreign currency translation adjustment account.

A new statement entitled “Consolidated Statements of Comprehensive Income” was added to the Fund’s consolidated financial statements and includes net income as well as other comprehensive income/loss. Accumulated other comprehensive income/loss forms part of unitholder’s equity.

Under these new standards, all financial instruments have been classified into one of the following categories: held for trading, loans and receivables, or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, and other financial liabilities, which

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2007 and 2006

are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value with changes in fair value recorded in the consolidated statement of earnings unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the hedged asset or liability is recognized in the consolidated statement of earnings. Any hedge ineffectiveness is recognized in net income immediately. The impact of re-measuring hedging derivatives at fair value on January 1, 2007, was recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. As part of the process of implementing these new standards, all contracts signed after January 1, 2003, were reviewed to identify embedded derivatives requiring separation from the host contract. No material embedded derivatives requiring separation were identified.

As at January 1, 2007, a derivative liability of $9.3 million at fair value was recorded on the consolidated balance sheet in relation to cash flow hedges, with a corresponding balance of $9.1 million recorded in the opening accumulated other comprehensive income. The cumulative effect of the ineffective portion of the interest rate swap used to hedge interest rate risk of $0.2 million was recorded to opening retained earnings at January 1, 2007. A loss of $23,000 was recorded in net earnings in other interest related to the ineffective portion during the quarter, and a net loss of $1.5 million was recorded to other comprehensive income for the balance of the change in fair market value of this liability in the quarter (see Note 6).

The Fund has also entered into a derivative instrument to hedge its foreign currency exposure of its net investments in self-sustaining foreign operations. As at January 1, 2007, a derivative liability of
$1.0 million was recorded on the consolidated balance sheet with a corresponding balance recorded in the opening accumulated other comprehensive income. A gain was recorded to other comprehensive income of $0.6 million in relation to the change in fair market value of this liability in the quarter (see Note 6).

In addition, the Fund will record the foreign currency translation adjustment balance in accumulated other comprehensive income and changes in the balance will be recorded in other comprehensive income in each period.

It is estimated that no amount will be released from accumulated other comprehensive income to the statement of earnings over the next twelve month period.

Effective January 1, 2007, the Fund began recording all transaction costs and loan fees for financial assets and liabilities as a component of the related asset or liability and amortizing the costs using the effective interest method to interest expense.

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	March 31 2007 (unaudited)	December 31 2006

ASSETS
Current assets:
Cash and cash equivalents	$197,340	$152,681
Accounts receivable	383,248	535,377
Inventories	47,005	50,974
Prepaid expenses	18,705	22,796
Future income taxes	21,571	21,494
	667,869	783,322

Property, plant and equipment	492,580	509,727
Goodwill	329,923	329,949
Intangible assets	166,853	182,582
Deferred financing fees (Note 2)	-	5,147
Other assets	17,055	2,548
Future income taxes	17,315	17,346
	$1,691,595	$1,830,621

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$129,334	$152,793
Accrued liabilities	245,920	308,471
Distributions payable	13,689	13,620
Income taxes payable	5,571	14,485
Current portion of long-term debt (Note 3)	6,914	10,617
Current portion of obligations under capital leases	742	812
	402,170	500,798

Long-term debt (Note 3)	657,690	664,875
Obligations under capital leases	3,333	3,412
Other long-term liabilities	31,207	31,025
Derivative instruments (Note 2)	11,319	-
Future income taxes	61,078	62,428

Unitholders’ equity:
Fund units (Note 4)	181,978	181,880
Exchangeable limited partnership units (Note 4)	3,268	3,273
Contributed surplus	4,967	4,967
Retained earnings	226,326	260,030
Accumulated other comprehensive income (Note 6)	108,259	117,933
	524,798	568,083
	$1,691,595	$1,830,621

Subsequent event (Note 13)
See accompanying notes to unaudited interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit amounts)

Three months ended	March 31	March 31
	2007	2006
Revenue	$443,946	$447,827
Cost of goods sold	367,405	366,036
Gross profit	76,541	81,791
Selling, general and administrative expenses	41,276	36,868
Amortization of intangible assets	16,227	15,906
Amortization of deferred financing fees (Note 2)	-	1,507
Unusual items (Note 7)	1,020	9,665
Earnings before the undernoted	18,018	17,845
Interest on long-term debt	12,272	11,620
Other interest	285	117
Foreign exchange gain	(496)	(2,373)
Investment income	(1,615)	(855)
Earnings before income taxes	7,572	9,336
Income taxes	400	1,311
Net earnings	7,172	8,025
Retained earnings, beginning of period as previously reported	260,030	317,121
Change in accounting policy related to financial instruments (Note 2)	(154)	-
Retained earnings, beginning of period as restated	259,876	317,121
Distributions declared	(40,722)	-
Dividends declared	-	(1,487)
Retained earnings, end of period	$226,326	$323,659
Earnings per unit or share:
Basic	$0.12	$0.14
Diluted	0.12	0.14
Weighted average number of units and exchangeable LP units outstanding, (common shares up to May 5, 2006) (in thousands) (Note 9):
Basic	58,358	57,304
Diluted	58,411	57,998

See accompanying notes to unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of U.S. dollars)

Three months ended	March 31	March 31
	2007	2006
Net earnings for the period	$7,172	$8,025
Other comprehensive income, net of tax:
Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	159	(529)
Gains (losses) on hedges of unrealized foreign currency translation gains	1,309	(54)
Unrealized foreign exchange translation gain (loss), net of hedging activities	1,468	(583)
Net unrealized loss on derivatives designated as cash flow hedges	(1,546)	-
Net unrealized gain on derivatives designated as net investment hedges	583	-
Other comprehensive income (loss)	505	(583)
Comprehensive Income	$7,677	$7,442

See accompanying notes to unaudited interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

Three months ended	March 31	March 31
	2007	2006
Cash provided by (used in):
Operating Activities:
Net earnings	$7,172	$8,025
Items not involving cash:
Amortization	51,563	54,163
Future income taxes	(1,557)	1,444
Release of cumulative translation adjustment (Note 7)	-	(4,090)
Non-cash interest expense	297	-
Other	(24)	80
Change in non-cash operating working capital (Note 10)	61,957	24,175
	119,408	83,797
Financing Activities:
Transaction costs (Note 3)	(2,414)	-
Repayment of long-term debt	(3,608)	(41,893)
Decrease in obligations under capital leases	(169)	(179)
Issuance of units/common shares	93	55
Dividends paid	-	(1,487)
Distributions paid	(40,722)	-
	(46,820)	(43,504)
Investing Activities:
Purchase of property, plant and equipment	(13,969)	(12,927)
Proceeds on disposition of property, plant and equipment	53	28
Decrease (increase) in other assets	(14,507)	3,788
Decrease (increase) in other long-term liabilities	182	(290)
	(28,241)	(9,401)
Foreign exchange loss on cash held in foreign currencies	312	845
Increase in cash and cash equivalents	44,659	31,737
Cash and cash equivalents, beginning of period	152,681	89,921
Cash and cash equivalents, end of period	$197,340	$121,658
Supplemental cash flow information:
Interest paid	$12,423	$12,088
Income taxes paid	11,274	10,623

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.
See accompanying notes to unaudited interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

On April 28, 2006 the shareholders of Cinram International Inc. (the “Company” or “Cinram”) approved a Plan of Arrangement (the” Arrangement”) filed by the Company under Section 192 of the Canada Business Corporations Act, which provided for the capitalization of the Cinram International Income Fund (the "Fund") as a publicly-traded income trust. The Arrangement resulted in the Company’s shareholders transferring their shares to the Fund in consideration for Fund units or, in the case of electing shareholders, transferring all or a portion of their shares to Cinram International Limited Partnership (the “LP”) in consideration for Class B exchangeable limited partnership units (“exchangeable LP Units”) of the LP, on the basis of one share for one unit or exchangeable LP unit.

The Fund is an unincorporated, open-ended, limited purpose trust, established under the laws of the Province of Ontario by Declaration of Trust dated March 21, 2006, as amended and restated on May 5, 2006. The Fund was established to acquire, invest in, hold, transfer, dispose of and otherwise deal with securities and/or assets of the Cinram International Income Trust, Cinram International General Partner Inc., and other corporations, partnerships, or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose.

These interim unaudited consolidated financial statements include the accounts of the Fund and its subsidiaries.

These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements of the Fund, including the notes thereto, for the year ended December 31, 2006.

The interim unaudited consolidated financial statements reflect all adjustments, which are necessary, in the opinion of management, to fairly present the financial position of the Fund as of March 31, 2007, and the results of its operations and cash flows for the three month period then ended.

The Fund's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically generated in the third and fourth quarters.

The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 2 to the December 31, 2006, audited consolidated financial statements of the Fund, except as described in Note 2.

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Use of estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets.

Royalty charges are incurred as a result of the use of third party replication technologies. The royalty charge is recorded as a cost of goods sold at the time of shipment. The royalty rates are on a per unit basis and based on contractual terms and conditions or management’s best estimates. In situations where formal license agreements are not in place, management’s best estimate of the royalty obligations is used. These estimates are reviewed periodically and, as adjustments become necessary, they are made in the period in which they become known. A significant change in the royalty rates used could have a material impact on the cost of goods sold amount and the provision for royalties. The actual cash settlement amounts and timing are unknown at this time.

2. CHANGES IN ACCOUNTING POLICIES:

Effective January 1, 2007 the Fund has adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new handbook sections, which apply to fiscal years beginning on after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Prior period results are not required to be restated, except in connection with the presentation of the statement of comprehensive income for the prior period relating to the changes in the foreign currency translation adjustment account.

A new statement entitled “Consolidated Statements of Comprehensive Income” was added to the Fund’s consolidated financial statements and includes net income as well as other comprehensive income/loss. Accumulated other comprehensive income/loss forms part of unitholders’ equity.

Under these new standards, all financial instruments have been classified into one of the following categories: held for trading, loans and receivables, or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value with changes in fair value recorded in the consolidated statement of earnings unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the hedged asset or liability is recognized in the consolidated statement of earnings. Any hedge ineffectiveness is

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

recognized in net income immediately. The impact of re-measuring hedging derivatives at fair value on January 1, 2007, was recognized in opening retained earnings and opening accumulated other comprehensive income, as appropriate. As part of the process of implementing these new standards, all contracts signed after January 1, 2003, were reviewed to identify embedded derivatives requiring separation from the host contract. No material embedded derivatives requiring separation were identified.

As at January 1, 2007, a derivative liability of $9,293 at fair value was recorded on the consolidated balance sheet in relation to cash flow hedges, with a corresponding balance of $9,139 recorded in the opening accumulated other comprehensive income. The cumulative effect of the ineffective portion of the interest rate swap used to hedge interest rate risk of $154 was recorded to opening retained earnings at January 1, 2007. A loss of $23 was recorded in net earnings in other interest related to the ineffective portion during the quarter, and a net loss of $1,546 was recorded to other comprehensive income for the balance of the change in fair market value of this liability in the quarter (see Note 6).

The Fund has also entered into a derivative instrument to hedge its foreign currency exposure of its net investments in self-sustaining foreign operations. As at January 1, 2007, a derivative liability of $1,040 was recorded on the consolidated balance sheet with a corresponding balance recorded in the opening accumulated other comprehensive income. A gain was recorded to other comprehensive income of $583 in relation to the change in fair market value of this liability in the quarter (see Note 6).

In addition, the Fund will record the foreign currency translation adjustment balance in accumulated other comprehensive income and changes in the balance will be recorded in other comprehensive income in each period.

It is estimated that no amount will be released from accumulated other comprehensive income to the statement of earnings over the next twelve month period.

Effective January 1, 2007, the Fund began recording all transaction costs and loan fees for financial assets and liabilities as a component of the related asset or liability and amortizing the costs using the effective interest method to interest expense.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

3.   LONG-TERM DEBT:

Amounts outstanding under the credit facilities are shown in the table below:

	March 31,	December 31,
	2007	2006
Credit agreement:

Term loan (a)	$669,937	$671,625
Unamortized transaction costs	(7,280)	-
	662,657	671,625

Other long-term debt
Asset backed financing (b)	1,947	3,867
	664,604	675,492

Less current portion	6,914	10,617
	$657,690	$664,875

(a)   On May 5, 2006, in connection with the conversion to an income trust, the Fund replaced its existing credit facilities whereby the existing term loan A and term loan D were terminated and a five-year term senior secured credit facility for $825,000 was executed maturing on May 6, 2011. The credit facility consists of a $675,000 term loan, a $100,000 U.S. revolving credit facility and a $50,000 Canadian revolving credit facility and bears interest at LIBOR plus 175 basis points subject to, in the case of revolving credit borrowings, financial ratios. The term loan under the credit facility requires principal repayments at the rate of 1% per annum, on a quarterly basis. The amounts outstanding under the facilities are secured by substantially all of the assets of the Fund. The Fund has unamortized transaction costs relating to this loan of $4,866.

During the first quarter of 2007, the Fund amended certain provisions under the credit facility, primarily allowing for a buyback of units up to $100,000 and increasing flexibility under certain financial covenants. Accordingly, the associated interest rate on borrowings increased from LIBOR plus 175 basis points to LIBOR plus 200 basis points. The Fund incurred bank fees and associated legal fees of $2,414 in connection with this amendment.

As at March 31, 2007, and December 31, 2006, no amounts had been borrowed from the revolving credit facility.

(b)  The Fund entered into an asset-backed financing arrangement maturing in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain property, plant and equipment, bearing interest at 5.49%.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

2007	$7,009
2008	6,750
2009	6,750
2010	6,750
2011	644,625
$671,884

The terms of the new five-year credit agreement require the Fund to comply with certain financial and other covenants over the term of the facility. As at March 31, 2007 and December 31, 2006, the Fund was in compliance with all the terms of its credit agreement.

Under the terms of the credit agreement, the Fund is obliged to make a mandatory offer to prepay the credit facilities from the following subject to certain customary exceptions:

(i)	75% of net cash proceeds of non-ordinary course asset sales subject to certain reinvestment rights;

      (ii)       50% of net proceeds of debt issuance;

(iii)	75% of certain insurance proceeds in excess of $5,000 subject to exceptions including replacement and repair of affected assets; and

(iv)	50% of net proceeds of equity issuance.

The weighted average interest rate for the quarter ended March 31, 2007 was 7.29% (quarter ended March 31, 2006 - 6.5%).

4.   UNITHOLDERS’ EQUITY:

Fund units and exchangeable units are included on the consolidated balance as follows:

	UNITS		EXCHANGEABLE LP UNITS
	Number	$	Number	$
Balance at December 31, 2006	57,277,416	$181,880	1,079,312	$3,273
Options exercised to March 31, 2007	10,000	93	-	-
LP Units exchanged for Fund units	1,749	5	(1,749)	(5)
Balance at March 31, 2007	57,289,165	$181,978	1,077,563	$3,268

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Unit Option Plan
For the three months ended March 31, 2007, Cinram issued 10,000 units to employees on the exercise of stock options for cash of $93. (Three months ended March 31, 2006 - 5,834 common shares for cash of $55).

Stock-based compensation expense for the three months ended March 31, 2007, was nil (three months ended March 31, 2006 - $65). The offset to the stock-based compensation expense in prior periods has been credited to contributed surplus.

Long-term Incentive Plan (“LTIP”)
The officers and key employees of the Fund and its subsidiaries are eligible to participate in the Fund’s Long-term Incentive Plan (the “LTIP”) as recommended by the Compensation Committee of the Fund and approved by the Trustees of the Fund.

The Compensation Committee of the Fund may, in its discretion, elect to pay participants amounts due to them under the LTIP in cash or in units (issued from treasury or acquired in the market) or a combination thereof. The aggregate number of units, which may be issued from treasury under the LTIP in satisfaction of awards is limited to 4,000,000, subject to certain adjustments.

For grants of awards under the LTIP, one-third vest and are paid shortly after the end of the relevant performance cycle while the balance vests and is paid in equal amounts on each of the first two anniversaries of the end of the performance cycle. The unvested portion of an award is increased on the date of any cash distributions made by the Fund on the units to reflect such cash distributions, such portions of the award vesting immediately and being paid to participants within thirty days of vesting.

The LTIP provides that the aggregate number of units reserved for issuance from treasury under the LTIP and any other unit compensation arrangement of the Fund: (a) shall not exceed 10% of the aggregate number of units outstanding on the date of grant; and (b) to any participant shall not exceed 5% the aggregate number of units outstanding on the date of grant.

As of March 31, 2007, 69,829 participation units were issued under the LTIP for a value of $1,375. The value of one participation unit under the LTIP is equal to the value of one unit.

Deferred Unit Plan
At March 31, 2007, no Deferred Units had been issued under the Deferred Unit Plan.

5.   NORMAL COURSE ISSUER BID

In March 2007, the Fund’s Trustees authorized a unit repurchase program through a normal course issuer bid (NCIB). Pursuant to the NCIB, the Fund may purchase up to a total of 5 million units for cancellation through the facilities of the Toronto Stock Exchange during the 12-month from March 30, 2007, at prevailing market prices. The actual number of units which may be purchased pursuant to the NCIB and the timing of such purchases will be dependent upon market conditions and other factors. To date, no purchases have been made under the NCIB.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

6. ACCUMULATED OTHER COMPREHENSIVE INCOME

Three months ended March 31, 2007
Opening balance of foreign currency translation account - January 1, 2007	$117,933
Foreign currency translation gain, net	1,468
Closing balance, March 31, 2007	119,401

Opening balance of unrealized net loss on hedges of self-sustaining operations - January 1, 2007	(1,040)
Net gain on derivatives designated as net investment hedges	583
Closing balance - March 31, 2007	(457)

Opening balance of unrealized net loss of cash flow hedges - January 1, 2007	(9,139)
Net loss on derivatives designated as cash flow hedges	(1,546)
Closing balance - March 31, 2007	(10,685)

Accumulated other comprehensive income	$108,259

7. UNUSUAL ITEMS

In February 2007, the Fund finalized a plan to restructure its distribution and packaging operations in Olyphant, Pennsylvania, with an approximate cost of $1,020, primarily related to severance, to be paid in 2007. At March 31, 2007, $577 remained to be paid and was recorded in accrued liabilities. The restructuring involved the relocation of DVD distribution and packaging operations to the Nashville, Tennessee, plant and CD distribution to the Aurora, Illinois, plant.

During the first quarter of 2006, management finalized an exit plan to shut down a CD and DVD manufacturing facility in Commerce, California, and provided termination notices to approximately 350 employees. Total costs incurred in conjunction with the plan during 2006 were $3,362 of which $2,959 was recorded within unusual items in the three months ended March 31, 2006. As at March 31, 2007, $1,244, relating to pension liabilities, remained unpaid.

Also during the first quarter of 2006, management finalized an exit plan to shut down the CD operations at its manufacturing facility located in Louviers, France, resulting in contractual severance, employee-related costs and other costs amounting to $4,705 recorded in the three months ended March 31, 2006. At March 31, 2007, $1,489 remained unpaid.

Additional restructuring costs of $260 were recognized for other items in the first quarter of 2006.

To effect the reorganization into an income trust, the Company incurred $3,458 of transaction costs in the first quarter of 2006.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Further, for the three months ended March 31, 2006, the Fund recorded a gain of $4,090 related to the release of cumulative translation adjustments. In order to conform to the financial statements presentation adopted in 2007, $2,373 of this gain relating to inter-company foreign currency transactions, has been reclassified to foreign exchange gain in the consolidated statement of earnings.

8. PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

For the three months ended March 31, 2007, the Fund's 401(k) plan expense amounted to $611 (three months ended March 31, 2006 - $551). For the three months ended March 31, 2007, the pension expense related to the Fund’s defined benefit plans amounted to $876 (three months ended March 31, 2006 - $895).

9.	BASIC AND DILUTED EARNINGS PER UNIT/LIMITED PARTNERSHIP UNIT/SHARE: (COMMON SHARES UP TO MAY 5, 2006)

The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per unit/limited partnership unit/share is as follows:

	Three months ended March 31
	2007	2006
Numerator:
Net earnings	$7,172	$8,025
Denominator (in thousands):
Weighted Average units/shares outstanding - basic	58,358	57,304
Effect of dilutive securities:
Employee units/stock options	53	694
Weighted average number of units/shares outstanding - diluted	58,411	57,998
Earnings per unit/share:
Basic	$0.12	$0.14
Diluted	0.12	0.14

For the three months ended March 31, 2007, and 2006 all options were included in the computation of diluted earnings per unit/share because the exercise price was lower than the average market price of the unit/share for the period.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

10. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital was comprised of the following:

	Three months ended March 31
	2007	2006
Decrease in accounts receivable	$153,562	$155,064
Decrease in income taxes payable	(9,088)	(10,774)
Decrease in inventories	4,189	2,474
Decrease in prepaid expenses	4,172	3,574
Decrease in accounts payable and accrued liabilities	(90,878)	(126,163)
	$61,957	$24,175

11. SEGMENTED INFORMATION:

The Fund's reportable business segments are: Home Video replication, CD replication, Printing and Distribution services.

The Home Video replication segment primarily manufactures DVDs. The CD replication segment manufactures CDs and CD-ROM. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales, and audio cassette and VHS video cassette replication.

The accounting policies of the segments are the same as those described in the significant accounting policies. The Fund evaluates segment performance based on earnings before interest expense, investment income, foreign exchange gain/loss, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

	Three months ended March 31, 2007
Industry segments:	Home Video replication	CD replication	Printing	Distribution	Other	Total
Revenue from external customers	$243,874	$50,511	$38,558	$77,009	$33,994	$443,946
Earnings before interest expense, investment income, foreign exchange gain/loss, unusual items, and income taxes	35,558	1,414	(3,736)	(11,041)	(3,158)	19,038
Total assets	1,171,734	93,917	105,288	240,831	79,825	1,691,595
Amortization of capital assets and assets under capital leases	24,351	670	2,380	6,301	1,634	35,336
Amortization of intangible assets	13,873	169	2,185	-	-	16,227
Capital expenditures	8,241	-	2,188	2,027	1,513	13,969

	Three months ended March 31, 2006
Industry segments:	Home Video replication	CD replication	Printing	Distribution	Other	Total
Revenue from external customers	$225,547	$65,698	$41,975	$77,376	$37,231	$447,827
Earnings before interest expense, investment income, foreign exchange gain/loss, unusual items and income taxes	36,738	980	2,323	(10,391)	(2,140)	27,510
Total assets	943,950	273,381	166,833	318,798	136,019	1,838,981
Amortization of capital assets and assets under capital leases	24,528	3,551	2,127	6,009	535	36,750
Amortization of intangible assets	13,655	159	2,092	-	-	15,906
Capital expenditures	5,503	207	257	5,125	1,835	12,927

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three months ended March 31, 2007 and 2006
(unaudited, in thousands of U.S. dollars, except per share/unit/exchangeable LP unit information)

Revenue from external customers was comprised of the following:

	Three months ended March 31
	2007	2006
DVD	$241,998	$225,481
High-definition disc	1,876	66
CD	50,511	65,698
Printing	38,558	41,975
Distribution	77,009	77,376
Merchandising	29,235	27,318
Other	4,759	9,913
	$443,946	$447,827

12. RELATED PARTY TRANSACTIONS

On June 30, 2006, Isidore Philosophe, Cinram’s founder and CEO, resigned from the Fund. Effective July 1, 2006, the Fund entered into a 30-month consulting agreement with Philfam Investments, a Corporation directly owned by Isidore Philosophe. During the term of the agreement, Isidore Philosophe will provide consulting and advisory services to Cinram’s Trustees and senior management in connection with its business operations and plans. In consideration of the services rendered, Philfam Investments will receive a consulting fee of $1,200 per annum, payable in equal quarterly instalments.

13. SUBSEQUENT EVENT

On April 2, 2007, the Fund announced that it had entered into an agreement to purchase Ditan Corporation, a privately held company that specializes in direct-to-store and third-party logistics. On April 30, 2007, Cinram acquired Ditan Corporation for $50,000 in initial cash consideration, subject to working capital adjustments, plus additional cash consideration to be earned upon the achievement of certain future performance metrics.

Cinram International Income Fund
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com